Exhibit 99.1

Hesai Group Reports First Quarter 2026 Unaudited Financial Results

Quarterly net revenues were RMB680.6 million (US$98.7 million) 1

Quarterly lidar shipments were 471,723 units

Quarterly net income was RMB18.3 million (US$2.7 million)

SHANGHAI, China, May. 19, 2026 (GLOBE NEWSWIRE) － Hesai Group (“Hesai” or the “Company”) (NASDAQ: HSAI; HKEX: 2525), a global tech company and a leader in 3D perception, today announced its unaudited financial results for the three months ended March 31, 2026.

Management Remarks

“We are incredibly honored and excited to announce that Hesai serves as strategic lidar partner and confirmed supplier for Mercedes-Benz models enabling L3 autonomy. Meanwhile, the first quarter of 2026 marked a transformative chapter for Hesai as we began our strategic evolution from ‘Spatial Perception’ to ‘Spatial Intelligence.’ We are no longer just a global leader in lidar; we are building the foundational infrastructure for the Physical AI frontier,” said Dr. Yifan “David” Li, Hesai’s Co-Founder and CEO. “We continue to solidify the leadership in our core lidar business during the quarter. According to Gasgoo, we have maintained the No.1 position in China’s long-range automotive lidar market for 14 consecutive months, reaching 55% share in March 2026. Furthermore, our latest ASIC breakthrough, Picasso, represents a step-change for the industry. As the world’s first 6D full-color ultra-sensitive lidar SPAD-SoC, it integrates RGB color information with precise XYZ spatial data at the chip level, fundamentally bridging the gap between lidars and cameras. This next-generation technology will debut in our high-end ETX lidar model, offering configurations of up to 4,320 channels, with SOP expected in the second half of 2026. We believe our in-house developed full-color 6D SPAD-SoC has the potential to enable a unified perception paradigm not only for vehicles, but for any application where cameras are used today.”

Dr. Li continued, “Hesai is a deep-tech company committed to pushing the boundaries of what is possible. Built on our core sensing and systems expertise, we are scaling from ‘1 to 10.’ Beyond our lidar business, we are driving our next decade of growth through Strategic Growth Initiatives (SGI), spanning the ‘eyes’ and ‘muscles’ of Physical AI. Our ambition is to digitize the real world and redefine how humans and robots perceive and act. At our Tech Day in April 2026, we showcased our first product under SGI, Kosmo, an AI algorithm-integrated spatial intelligence device designed to build real-world 3D data infrastructure for the Physical AI era. More importantly, Kosmo represents the entry point to a scalable new business model, expected to unlock recurring revenue streams and trillion-RMB downstream opportunities across robotics simulation and training, immersive media, 4D entertainment, and beyond. We are extremely excited about the next chapter of Hesai as we build transformative businesses to empower the Physical AI revolution.”

[1]	All translations from RMB to USD for the first quarter of 2026 were made at the exchange rate of RMB6.8980 to US$1.00, the exchange rate on March 31, 2026, set forth in the H.10 statistical release of the Federal Reserve Board.

“We kicked off 2026 with strong momentum, delivering another quarter of robust growth with year-over-year gains in scale and profitability,” said Mr. Andrew Fan, Hesai’s CFO. “Net revenues reached RMB681 million, up 30% year-over-year. This was driven by total shipments of 471,723 lidar units for the first quarter, reflecting strong, broad-based demand across both ADAS and Robotics. Our lidar business generated a solid operating profit of approximately RMB42 million, contributing to overall GAAP net income of RMB18 million for the quarter. This marks our fourth consecutive quarter of GAAP profitability and sixth consecutive quarter of non-GAAP profitability.”

Mr. Fan added, “To enhance transparency and better reflect our strategic evolution, we have refined our reporting structure into two segments: ‘Lidar Business’ and ‘Strategic Growth Initiatives.’ This framework highlights the self-sustained profitability of our lidar business alongside the long-term upside of our new initiatives. Supported by early traction, we expect SGI to contribute approximately RMB100 million in net revenues this year, with contributions expected to start in the second quarter of 2026. Looking ahead, we expect our financial performance to strengthen progressively through 2026, driven by the continued expansion of our lidar business and the ramp-up of SGI.”

•      Lidar Business Updates:

o	Announced as strategic lidar partner and confirmed supplier for Mercedes-Benz models enabling L3 autonomy. The new supply agreement supports Mercedes-Benz programs in Europe and China, with lidar production supported by Hesai’s new Galileo manufacturing center in Thailand.

o	Ranked No.1 globally in long-range ADAS lidar with a 43% market share in 2025 (Yole Group), and achieved a 55% market share in China in March 2026 – roughly triple that of the second-ranked player (Gasgoo).

o	Hesai ATX lidar was selected for GAC Toyota’s 2026 bZ3X model, marking Hesai’s first entry into the Japanese automotive ecosystem.

o	At the recent Beijing Auto Show, Hesai’s lidar solutions were featured across 56 vehicle models from 24 leading automotive brands, ranking No.1 in lidar presence across exhibited models, further reinforcing our deep integration within China’s core automotive ecosystem. Key highlights include:

⮚	Li Auto Livis: Supported multi-lidar configurations of up to 4 Hesai lidars, marking the first mass production deployment of our FTX blind-spot lidar and enabling true 360° perception with high safety redundancy for intelligent driving systems.

⮚	Xiaomi: Secured new design wins for overseas models, further expanding our international footprint, with SOP expected from 2027 onward.

⮚	Geely: Deployed across multiple models from flagship brands including Geely Galaxy, Zeekr, and Smart, with additional models from other brands scheduled for SOP in the second half of 2026, strengthening our penetration across premium and mass-market EV segments.

⮚	Cadillac VISTIQ: Enabled the industry’s first mass-produced in-cabin lidar, co-developed to deliver seamless design and robust perception performance across all driving conditions.

⮚	Other customers: Deployed across leading automotive brands and autonomous driving players at the auto show, including Audi, Lotus, BYD, Leapmotor, Great Wall Motor, Changan, Chery, Pony.ai, and WeRide, among many others.

o	Hesai lidar is powering new robotics applications across diversified emerging use cases:

⮚	Powered Honor’s humanoid robot “Lightning” with our JT128 lidar, to deliver a championship-winning performance that broke the human world record at the world’s first humanoid robot half marathon.

⮚	Secured an exclusive design win with Zelos to supply 200,000 lidar units and strengthened partnership with Neolix as its largest lidar supplier.

⮚	Entered the electric two-wheeler segment with NIU Technologies, where our FTX lidar powers its next-generation smart mobility platforms.

o	Hesai pioneers the “6D full-color lidar” era:

⮚	Introduced Picasso, our in-house developed, world-first 6D full-color ultra-sensitive SPAD-SoC. It achieves native chip-level fusion of color (RGB) and depth (XYZ) information, enabling direct generation of colorized point clouds to significantly enhance the spatial intelligence of ADAS and Robotics smart systems. With industry-leading performance, it delivers over 40% photon detection efficiency (PDE).

⮚	Powered by Picasso SPAD-SoC, the next-generation ETX series lidar delivers a maximum 600-meter range with up to 4,320 channels, making it the world’s first 6D full-color ultra-high-channel-count lidar. ETX is targeted for SOP in the second half of 2026, with broad global adoption expected in 2027-2028, delivering the industry’s first real-time chip-level fusion of color and 3D distance sensing.

⮚	Secured an exclusive design win with KargoBot for its Space 2.0 transport robots, marking the first mass-production deployment of our 6D full-color, 4,320-channel ETX as the primary lidar, alongside FTX blind-spot lidar on commercial vehicles. Additional customer engagements are currently underway.

•	Strategic Growth Initiatives (SGI) Updates:

o	Unveiled Kosmo, the first product under SGI, a revolutionary and industry-first spatial intelligence device integrating Hesai’s custom lidar, multi-sensor inputs, and proprietary 3DGS and AIGC algorithms to seamlessly capture and reconstruct high-fidelity 3D environments. It transforms spatial data capture from a complex, high-cost process into a standardized, scalable infrastructure layer.

o	Received early orders for Kosmo. As the entry point to a scalable new business model built around hardware, AI software, spatial data, and future platform services, Kosmo is expected to create recurring revenue streams and unlock a huge addressable market across robotics simulation and training, immersive media, 4D entertainment, and beyond.

Operational Highlights

Three months ended
March 31, 2026
ADAS lidar shipments	353,441
Robotics lidar shipments	118,282
Total lidar shipments	471,723

•	Q1 2026 ADAS lidar shipments were 353,441 units, representing an increase of 141.9% from 146,087 units in the corresponding period of 2025.

•	Q1 2026 Robotics lidar shipments were 118,282 units, representing an increase of 137.8% from 49,731 units in the corresponding period of 2025.

•	Q1 2026 Total lidar shipments were 471,723 units, representing an increase of 140.9% from 195,818 units in the corresponding period of 2025.

Financial Highlights for the First Quarter of 2026

(in RMB millions, except for per ordinary share data and percentage)

	Q1 2026	Q1 2025	% Change
Net revenues	680.6	525.3	29.6%
Gross margin	39.1%	41.7%	/
Loss from operations	(8.6)	(33.4)	(74.4)%
Non-GAAP income/(loss) from operations	20.9	(7.3)	/
Net income/(loss)	18.3	(17.5)	/
Non-GAAP net income	47.7	8.6	452.9%
Net income/(loss) per ordinary share – basic	0.12	(0.13)	/
Net income/(loss) per ordinary share – diluted	0.11	(0.13)	/
Non-GAAP net income per ordinary share	0.31	0.07	365.3%
Diluted non-GAAP net income per ordinary share	0.29	0.06	370.0%

•	Net revenues were RMB680.6 million (US$98.7 million) for the first quarter of 2026, representing an increase of 29.6% from RMB525.3 million for the same period of 2025. Product revenues were RMB679.7 million (US$98.6 million) for the first quarter of 2026, representing an increase of 33.1% from RMB510.7 million for the same period of 2025. The year-over-year increase was mainly attributable to increased deliveries of both ADAS and Robotics lidar products due to robust demand, both in China and globally, partially offset by a decrease in average selling prices. Service revenues were RMB0.9 million (US$0.1 million) for the first quarter of 2026, representing a decrease of 93.9% from RMB14.6 million for the same period of 2025. The year-over-year decrease was mainly driven by lower revenues from non-recurring engineering services.

•	Cost of revenues was RMB414.5 million (US$60.1 million) for the first quarter of 2026, representing an increase of 35.4% from RMB306.1 million for the same period of 2025.

•	Gross margin was 39.1% for the first quarter of 2026, compared with 41.7% for the same period of 2025. The year-over-year decrease in gross margin was mainly attributable to a higher revenue contribution from products with relatively lower margins.

•	Sales and marketing expenses were RMB41.5 million (US$6.0 million) for the first quarter of 2026, representing a decrease of 17.9% from RMB50.5 million for the same period of 2025. The decrease was mainly driven by a decrease in payroll expenses of RMB9.2 million (US$1.3 million).

•	General and administrative expenses were RMB52.8 million (US$7.7 million) for the first quarter of 2026, representing a decrease of 2.4% from RMB54.1 million for the same period of 2025. The decrease was mainly driven by a decrease in professional service fees of RMB5.4 million (US$0.8 million), partially offset by an increase in expected credit losses of RMB2.0 million (US$0.3 million).

•	Research and development expenses were RMB204.7 million (US$29.7 million) for the first quarter of 2026, representing an increase of 11.7% from RMB183.3 million for the same period of 2025. The year-over-year increase was mainly due to an increase in payroll expenses of RMB13.6 million (US$2.0 million) and an increase in cost of materials of RMB2.8 million (US$0.4 million), reflecting our incremental investment in strategic growth initiatives.

•	Loss from operations was RMB8.6 million (US$1.2 million) for the first quarter of 2026, compared with loss from operations of RMB33.4 million for the same period of 2025. Excluding share-based compensation expenses, non-GAAP income from operations was RMB20.9 million (US$3.0 million) for the first quarter of 2026, compared with non-GAAP loss from operations of RMB7.3 million for the first quarter of 2025.

•	Net income was RMB18.3 million (US$2.7 million) for the first quarter of 2026, compared with net loss of RMB17.5 million for the same period of 2025. Excluding share-based compensation expenses, non-GAAP net income was RMB47.7 million (US$6.9 million) for the first quarter of 2026, representing an increase of 452.9% from RMB8.6 million for the same period of 2025.

•	Net income attributable to ordinary shareholders of the Company was RMB18.3 million (US$2.7 million) for the first quarter of 2026, compared with net loss attributable to ordinary shareholders of the Company of RMB17.5 million for the same period of 2025. Excluding share-based compensation expenses, non-GAAP net income attributable to ordinary shareholders of the Company was RMB47.7 million (US$6.9 million) for the first quarter of 2026, representing an increase of 452.9% from RMB8.6 million for the same period of 2025.

•	Basic and diluted net income per ordinary share were RMB0.12 (US$0.02) and RMB0.11 (US$0.02), respectively, for the first quarter of 2026. Excluding share-based compensation expenses, non-GAAP basic and diluted net income per ordinary share were RMB0.31 (US$0.04) and RMB0.29 (US$0.04), respectively, for the first quarter of 2026.

•	Cash reserve[2] was RMB7,231.7 million (US$1,048.4 million) as of March 31, 2026, compared with RMB7,511.0 million as of December 31, 2025.

Business Outlook

For the second quarter of 2026, the Company expects net revenues to be between RMB850 million (US$123 million) and RMB900 million (US$130 million), representing a year-over-year increase of approximately 20% to 27%.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on May 19, 2026 (8:00 PM Beijing/Hong Kong Time on May 19, 2026).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration process and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	Hesai Group First Quarter 2026 Earnings Conference Call

Pre-registration Link:	https://s1.c-conf.com/diamondpass/10054272-8nlxqj.html

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://investor.hesaitech.com.

A replay of the conference call will be accessible approximately an hour after the conclusion of the call until May 26, 2026, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
China Mainland:	400-120-9216
Replay PIN:	10054272

[2]	Cash reserve represents cash and cash equivalents, restricted cash, short-term investments and long-term time bank deposits.

About Hesai

Hesai Technology (Nasdaq: HSAI; HKEX: 2525) is a global tech company and a leader in 3D perception. Leveraging full-stack proprietary ASIC capabilities and an integrated R&D-testing-manufacturing approach, Hesai has established industry-leading positions across core physical AI domains, including ADAS-equipped passenger vehicles, autonomous mobility, spatial intelligence, embodied AI, as well as industrial, agricultural, and service robots. Hesai has established offices in Shanghai, Palo Alto, and Stuttgart, and operates in-house factories in China and Thailand, with customers spanning more than 40 countries. As the AI-driven Fourth Industrial Revolution accelerates, Hesai is committed to becoming a key enabler of physical AI － digitizing the real world and redefining how humans and robots perceive and act.

Use of Non-GAAP Financial Measures

To supplement Hesai’s consolidated financial results presented in accordance with GAAP, Hesai uses the following measures defined as non-GAAP financial measures by the SEC: income/loss from operation excluding share-based compensation expenses, net profit/loss excluding share-based compensation expenses, net profit/loss attributable to ordinary shareholders excluding share-based compensation, and per ordinary share net income/loss attributable to ordinary shareholders excluding share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Hesai believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. Hesai believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Hesai’s historical performance and liquidity. Hesai believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that they exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP financial measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.8980 to US$1.00, the exchange rate on March 31, 2026, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred to could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; the trends in, expected growth and the market size of the ADAS and Robotics industries; the market for and adoption of lidar and related technology; the Company’s ability to produce high-quality products with wide market acceptance; the success of the Company’s customers in developing and commercializing products using its solutions, and the market acceptance of those products; the Company’s ability to introduce new products that meet its customers’ requirements; the Company’s expectations regarding the effectiveness of its marketing initiatives and the relationship with its third-party partners; competition in the Company’s industry; the Company’s ability to recruit and retain qualified personnel; relevant government policies and regulations relating to the Company’s industry; the Company’s ability to protect its systems and infrastructures from cyber-attacks; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of this announcement, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. In the event of any inconsistency between the English version of this earnings release and its Chinese translation, the English version of this document shall prevail unless otherwise stated.

For investor and media inquiries, please contact:

Hesai Group

Capital Markets Department

Email: ir@hesaitech.com

Christensen Advisory

Tel: +86-10-5900-1548

Email: hesai@christensencomms.com

Source: Hesai Group

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data or otherwise noted)

	As of
	December 31,
	2025	March 31, 2026
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,663,492	1,237,870	179,453
Restricted cash	4,014	3,960	574
Short-term investments	3,091,856	4,478,825	649,293
Notes receivables	94,697	215,426	31,230
Accounts receivable, net	1,262,220	950,471	137,789
Inventories	670,453	721,739	104,630
Prepayments and other current assets, net	282,431	348,678	50,549

Total current assets	7,069,163	7,956,969	1,153,518
Non-current assets:
Property and equipment, net	1,099,283	1,091,126	158,180
Long-term investments	2,781,670	1,541,069	223,408
Intangible assets, net	95,507	92,967	13,477
Land-use rights, net	39,015	38,799	5,625
Right-of-use assets	109,318	101,058	14,650
Other non-current assets	67,322	80,213	11,629

Total non-current assets	4,192,115	2,945,232	426,969

TOTAL ASSETS	11,261,278	10,902,201	1,580,487

	As of
	December 31,
	2025	March 31, 2026
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	448,233	482,171	69,900
Note payable	150,199	146,017	21,168
Accounts payable	592,560	449,019	65,094
Contract liabilities	21,019	23,810	3,452
Accrued warranty liability	77,672	87,928	12,747
Income tax payable	27,157	27,517	3,989
Accrued expenses and other current liabilities	578,495	383,279	55,564

Total current liabilities	1,895,335	1,599,741	231,914
Non-current liabilities
Operating lease liabilities	85,555	76,823	11,137
Long-term borrowings	278,727	258,164	37,426
Other non-current liabilities	42,907	41,822	6,063

Total non-current liabilities	407,189	376,809	54,626

TOTAL LIABILITIES	2,302,524	1,976,550	286,540

Shareholders’ equity
Class A Ordinary shares	17	17	2
Class B Ordinary shares	90	90	14
Additional paid-in capital	11,925,963	11,957,722	1,733,506
Accumulated other comprehensive income	6,530	(76,647)	(11,113)
Accumulated deficit	(2,973,846)	(2,955,531)	(428,462)

TOTAL SHAREHOLDERS’ EQUITY	8,958,754	8,925,651	1,293,947

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	11,261,278	10,902,201	1,580,487

HESAI GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(All amounts in thousands, except share and per share data or otherwise noted)

	Three months ended March 31,
	2025	2026
	RMB	RMB	US$
Net revenues	525,302	680,555	98,660
Cost of revenues	(306,067)	(414,535)	(60,095)

Gross profit	219,235	266,020	38,565
Operating expenses:
Sales and marketing expenses	(50,546)	(41,503)	(6,017)
General and administrative expenses	(54,087)	(52,776)	(7,651)
Research and development expenses	(183,306)	(204,673)	(29,671)
Other operating income, net	35,256	24,371	3,533

Total operating expenses	(252,683)	(274,581)	(39,806)

Loss from operations	(33,448)	(8,561)	(1,241)
Interest income	20,521	56,829	8,238
Interest expenses	(5,007)	(5,832)	(845)
Foreign exchange income/(loss), net	1,024	(24,190)	(3,507)
Other (loss)/income, net	(694)	71	10

Net (loss)/income before income tax and share of loss in equity method investments	(17,604)	18,317	2,655
Income tax benefit/(expense)	67	(2)	–
Share of loss in equity method investment	(12)	–	–

Net (loss)/income	(17,549)	18,315	2,655

Net (loss)/income attributable to ordinary shareholders of the Company	(17,549)	18,315	2,655

	Three months ended March 31,
	2025	2026
	RMB	RMB	US$
Net (loss)/earnings per share:
Basic	(0.13)	0.12	0.02
Diluted	(0.13)	0.11	0.02

Weighted average ordinary shares used in calculating net (loss)/earnings per share:
Basic	131,456,631	156,214,918	156,214,918
Diluted	131,456,631	163,155,519	163,155,519

Net (loss)/income	(17,549)	18,315	2,655

Other comprehensive income/(loss), net of tax of nil:
Foreign currency translation adjustments	31,898	(83,177)	(12,058)
Comprehensive income/(loss), net of tax of nil	14,349	(64,862)	(9,403)

HESAI GROUP

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share and per share data or otherwise noted)

	For the three months ended March 31,
	2025	2026
	RMB	RMB	US$
Loss from operations	(33,448)	(8,561)	(1,241)
Add: Share-based compensation expenses	26,185	29,433	4,267

Non-GAAP (loss)/income from operations	(7,263)	20,872	3,026

Net (loss)/income	(17,549)	18,315	2,655
Add: Share-based compensation expenses	26,185	29,433	4,267

Non-GAAP net income	8,636	47,748	6,922

Net (loss)/income attributable to ordinary shareholders of the Company	(17,549)	18,315	2,655
Add: Share-based compensation expenses	26,185	29,433	4,267

Non-GAAP net income attributable to ordinary shareholders of the Company	8,636	47,748	6,922

Weighted average shares used in calculating net earnings per share
Basic	131,456,631	156,214,918	156,214,918
Diluted	138,705,035	163,155,519	163,155,519

Non-GAAP net earnings per share
Basic	0.07	0.31	0.04
Diluted	0.06	0.29	0.04

HESAI GROUP

UNAUDITED FINANCIAL INFORMATION BY SEGMENT

(All amounts in thousands, except share and per share data or otherwise noted)

		Strategic
	Lidar	Growth
	Business	Initiatives	Total
	RMB	RMB	RMB
Net revenues	680,555	–	680,555

Cost of revenues and total operating expenses	(638,611)	(50,505)	(689,116)

Income/(loss) from operations	41,944	(50,505)	(8,561)

Non-operating income, net			26,876

Net income			18,315